December 19, 2013

Larry Spirgel/Assistant Director

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE: US Nuclear Corp.

Amendment No. 1 to Form 8-K

Filed November 14, 2013

File No. 000-54617

Mr. Spirgel:

This correspondence is in response to your letter dated December 11, 2013 in reference to our filing of the Form 8-K Amendment No. 1 filed November 14, 2013on the behalf of US Nuclear Corp., File No. 000-54617.

Please accept the following responses and note that Registrant filed amended Form 8-K/A Amendment No. 2 on December 19, 2013.

General

Comment 1

It appears that your acquisition of Optron Scientific Company, Inc. is significant. Please amend your Form 8-K to include the interim financial statements of Optron Scientific Company, Inc. for the nine months ended September 30, 2013 in accordance with Rule 8-04(c) of Regulation S-X.

ANSWER: We have amended our filing to include the interim financial statements of Optron Scientific Company, Inc. for the nine months ended September 30, 2013 in accordance with Rule 8-04(c) of Regulation S-X.

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Comment 2

Please explain in detail your past and present relationship with Mr. Richard Chiang and his role with the company.

ANSWER: Mr. Chiang was the former President, Chairman and CEO of our Company f/k/a, APEX 3 Inc. He resigned from his position and disposed of his shares to our current President, Chairman and CEO, Robert I. Goldstein in connection to a transaction on April 18, 2012. Due to his work experience and qualifications, we hired Mr. Chiang as our consultant and he was subsequently offered a seat on the Board of Directors which he accepted. He has since resigned as a member of our Board of Directors on March 31, 2013. Mr. Chiang continues to serve us in the capacity as consultant.

Comment 3

We note a discrepancy in the disclosure of your directors and executive officers. We refer you to page 12 where you disclose a total of 10,700,000 shares of common stock held by “All Directors and Officers as a Group (2 persons)” yet only Mr. Robert Goldstein appears to hold 9,150,000 shares. We note Mr. Richard Chiang’s ownership of 1,550,000 would account for the total of 10,700,000 shares. Please revise your security ownership chart and list of directors and executive officers to accurately and consistently reflect your corporate management.

ANSWER: We note the Commission’s comment and have amended our filing on page 12 to disclose that “All Directors and Officers as a Group” means only Mr. Robert I. Goldstein and his ownership is 9,150,000 shares of common stock. Mr. Richard Chiang is not an officer or director of our Company and his ownership is 1,550,000 shares of common stock.

Forward Looking Statements, page 2

Comment 4

Please revise to remove references to a “registration statement” as this is a current report under the Securities Exchange Act of 1934.

ANSWER: We have amended our filing on pages 2 and page 10 and removed the references to a “registration statement”.

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Section 1 Registrant’s Business and Operations, page 2

Item 1.01 Entry into a Material Definitive Agreement, page 2

Comment 5

Please revise this section and your discussion to succinctly and clearly explain the Share Exchange and Cancellation Agreement entered and closed on October 15, 2013. We note several instances of duplicative disclosure, ambiguity between parties and undisclosed parties with respect to the conflict of interest between the control persons of both US Nuclear Corp. and Optron Scientific Company, Inc. In this regard, please revise to address the following issues:

•	Disclose both the total amount of US Nuclear Corp. and Optron Scientific Company, Inc. common stock outstanding prior to the Share Exchange; and
•	Identify the shareholder of US Nuclear Corp. that executed the Cancellation Agreement. We note your disclosure on page 17. Please explain both the legal and financial purpose and implications of this agreement; and

•	Specifically explain the nature and scope of the conflict of interest between the two parties. Please disclose both Mr. Goldstein and Mr. Darian Andersen’s role in both parties. Further, identify all significant shareholders (e.g., those with voting control) that comprised the remaining 1,550,000 shares of common stock outstanding immediately following the Cancellation Agreement and prior to the Share Exchange.

Please note this list is explanatory, not exhaustive. For further guidance, please refer to Item 2.01 of Form 8-K, particularly Item 2.01(c) and (d).

ANSWER: We note the Commission’s request for additional disclosure. On October 15, 2013, US Nuclear Corp f/k/a APEX 3 Inc., a Delaware corporation (the "Company"), entered into an Agreement and Plan of Merger with Optron Scientific Company, Inc., dba Technical Associates, ("Optron Scientific") the parent company of Overhoff Technology Corp. Under the Agreement and Plan of Merger, US Nuclear Corp acquired Optron Scientific, a California corporation, in which the sole shareholder of Optron Scientific received common stock in US Nuclear Corp in exchange for his shares in Optron Scientific by a reverse merger with the Company's subsidiary US Nuclear Acquisition Corp. We have filed the Agreement and Plan of Merger with the State of California as filed as Exhibit 2.1 within that filing.

In conjunction with the Agreement and Plan of Merger, US Nuclear Corp, Optron Scientific and Robert I. Goldstein entered into a Cancellation Agreement which provided for the cancellation of 9,150,000 shares of US Nuclear Corp held by Robert I. Goldstein, in consideration of his entering into the Agreement and Plan of Merger, which provided for his right to acquire 9,150,000 shares of US Nuclear Corp after it had the value of the ownership of Optron Scientific. As part of the consideration for the merger transaction, the share value of Mr. Goldstein's shares of US Nuclear Corp prior to the merger was estimated at the par value of the shares, or 9,150,000 times the par value of .00001 per share. After the merger, the newly issued 9,150,000 shares of US Nuclear Corp held by Mr. Goldstein had a value of 85.51 percent of the total value of the outstanding stock after the acquisition of all of the stock of Optron Scientific. The Cancellation Agreement was signed Mr. Goldstein in his individual capacity and as President ,Chief Executive Officer and Chairman of the Board of Directors of US Nuclear Corp and as President and Chief Executive Officer of Optron Scientific Company, Inc. The Corporate Secretary, of each of the two companies, Darian B. Andersen, also signed on behalf of each of the two companies. The remaining 1,550,000 outstanding shares of US Nuclear Corp, which are held by Richard Chiang, were unaffected by the Cancellation Agreement.

Prior to the share exchange, Mr. Goldstein was the sole owner of 98,372 shares of Optron Scientifc Company, Inc., which represented all of the outstanding shares of Optron Scientific Company, Inc. Mr. Goldstein was the owner of 9,150,000 shares of US Nuclear Corp prior to the merger, and 9,150,000 shares of US Nuclear Corp were issued to him as a result of the merger in exchange for 98,372 shares of Optron Scientific Company, Inc.

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Section 2 Financial Information, page 10

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

Comment 6

Please revise your discussion by presenting a year-to-year comparison to more clearly explain your most recent two-year period. Refer to Instruction 1 to Item 303(a). Please supplement your disclosure with greater detail of financial results beyond total revenues.

Provide analysis to explain material financial information so as not to simply repeat financial line item information.

ANSWER: We note the Commission’s request to add additional information to our year to year comparison. We have amended our filing to reflect the following on page 11.

From 2011 to 2012, we experienced a decrease of 13.5% in our revenues from reduced shipments in our Optron Scientific Company, Inc. division. In the same period, we recorded a decreased in our gross profit of 6%. Additionally, we recorded an increase in our net income for the same two year period from 2011 to 2012 of 37.3% due to a decrease in our COGS (cost of goods sold) of 20.2%, and a decrease in our SG&A (selling, general and administrative expenses) of 22.4% also within the same period. We can make no assurances of our ability to maintain any level of profitability. Our current product concentration places a heavy reliance on our Overhoff Technology division; where we derived 38% of our total revenues in 2011 from one customer and 14% of our revenues from our single largest customer in 2012.

Comment 7

Please revise to clarify whether the portion of your international revenues attributable to “Korea” refers to South Korea, North Korea, or both.

ANSWER: We note the Commission’s comment and have amended our filing on page 11 to clarify that a portion of our international revenues is in reference to South Korea.

Security Ownership of Certain Beneficial Owners and Management, page 12

Comment 8

Please refer to comment 3 above. Revise your security ownership chart pursuant to Item 403 of Regulation S-K while also clarifying which individuals are members of your board of directors and hold executive officer positions.

ANSWER: We note the Commission’s comment and we have amended our filing on page 12 with a revised security ownership chart and that “All Directors and Officers as a Group” means only Mr. Robert I. Goldstein and his ownership is 9,150,000 shares of common stock. Mr. Richard Chiang is not an officer or director of our Company and his ownership is 1,550,000 shares of common stock. Additionally, we further clarify that only Robert I. Goldstein is a member of our Board of Directors and both Robert I. Goldstein and Darian Andersen hold executive officer positions.

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Directors and Executive Officers, Promoters and Control Persons, page 12

Officers and Directors, page 13

Comment 9

Please disclose the name and dates of Mr. Andersen’s principal occupations and employment during the past five years. Refer to Item 401(e) of Regulation S-K.

ANSWER: We have amended our filing on page 13 to include the following information on Mr. Darian Andersen and to disclose that Mr. Andersen has been employed since 1995 as an attorney in private practice.

Mr. Andersen is an attorney in private practice with an emphasis on business law as the owner and principal attorney for General Counsel, PC in Edmond, Oklahoma, where he has been employed since 1995. He was appointed as the Chief Financial Officer of U.S. Nuclear Corp. in October 15, 2013. Prior to the 5 years preceding the date of this filing, Mr. Andersen was engaged in private law practice with General Counsel, PC; and previously as Corporate Secretary and principal attorney or staff attorney for Foodbrands America, Inc., Wilson Foods Corporation, Crouse-Hinds Company, Ryder System, Inc. (all Fortune 500 companies), and the Navajo Indian Tribe. Mr. Andersen graduated from the University of Utah School of Law with a Juris Doctor degree in 1969.

Compliance with Section 16(A) of the Securities Exchange Act of 1934, page 13

Comment 10

Please advise supplementally whether your disclosure accounts for Mr. Chiang’s common stock ownership.

ANSWER: We have agreed to disclose Mr. Chiang’s common stock ownership within our filing.

Risk Factors, page 21

Risks Related to Our Common Stock, page 27

Comment 11

Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please revise this section as follows:

•	Specifically describe how and when a company may lose emerging growth company status. In other words, please describe the “certain circumstances” to which you refer in multiple areas. For example, we refer you to disclosure on pages 27 and 30.

•	Clearly state your election under Section 107(b) of the JOBS Act.
•	Remove all references to your nonexistent “Management’s Discussion and Analysis of Financial Condition and Results of Operations – JOBS Act” section.

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ANSWER: We have amended our filing to add the following information on how and when a company may lose emerging growth company status. As an “emerging growth company” under the JOBS Act:

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Additionally, in the MD&A section, we have added the following disclosure:

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

•	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;
•	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);
•	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and
•	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation.

We also state our election as follows: The Company has irrevocably opted out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act.

We have left our reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations –JOBS Act” in our filing on page 27 to agree with our updated disclosure statement made in our MD&A section.

Optron Scientific Company, Inc. and Subsidiary

Note 8 – Income Taxes, page 12

Comment 12

We refer to the valuation allowance presented as of December 31, 2011 and 2012. Please explain to us how you determined that it was more likely than not that all of the Deferred Tax Assets would not be realized at December 31, 2011 and describe the changes in the allowance that were recorded in 2012.

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ANSWER: We note the Commission’s comment on our valuation, deferred tax assets and changes in allowance. Management has taken the position that the recognition of its deferred tax asset is more likely than not after the company has shown three consecutive years of generating taxable income. For several years prior to 2011, the company has incurred losses. Management did not believe it was appropriate to recognize a deferred tax asset in 2011 and 2012 since the recognition of that assets is dependent upon generating taxable income and at the time the financial statements were prepared the company was only able to demonstrate profitable operations for a very short period of time and unable to project profitable operations into the future. Through the nine months ended September 30, 2013, the company incurred a net loss. The company was able to use it net operating losses incurred prior to 2011 to offset all of the company’s 2011 taxable income and was able to use the remainder of its net operating losses to partially offset the company’s 2012 taxable income. Note 8 has been amended in our filing to state that the change in the valuation allowance of $416,924 in 2012 resulted from application of net operating losses and tax credits against the company’s 2012 taxable income.

Comment 13

Revise to disclose the expiration dates of and tax credit carry forwards per ASC 740-10-50-3.

ANSWER: We have amended Note 8 in our filing and it has been updated to disclose the expiration dates of the company’s tax credits.

Comment 14

Revise to disclose the significant components of income tax expense for each year presented per ASC 740-10-50-9.

ANSWER: We have amended Note 8 in our filing and it has been updated to disclose the significant components of income tax expense for 2011 and 2012.

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Registrant wishes to acknowledge the following:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filing.
  Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.
  The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Robert I. Goldstein

Robert I. Goldstein

Chief Executive Officer

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